Exhibit 99.1

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com	USHA iyer ushaiyer@drreddys.com

Dr. Reddy’s Q2 & H1 FY22 Financial Results

Hyderabad, India, October 29, 2021: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the quarter and the half year ended September 30, 2021. The information mentioned in this release is on the basis of consolidated financial statements under International Financial Reporting Standards (IFRS).

Q2 Performance Summary	H1 Performance Summary
Rs. 5,763 Cr Revenue [Up: 17% QoQ; 18% YoY]	Rs. 10,683 Cr Revenue [Up: 15% YoY]

53.4% Gross Margin [Q1 FY22: 52.2%; Q2 FY21: 53.9%]	52.9% Gross Margin [H1 FY21: 54.9%]

Rs.1,595 Cr SGNA expenses [Up: 6% QoQ; 22% YoY]	Rs. 3,100 Cr SGNA expenses [Up: 20% YoY]

Rs. 446 Cr R&D expenses [7.7% of Revenues]	Rs. 900 Cr R&D expenses [8.4% of Revenues]

Rs. 1,557 Cr EBITDA [27.0% of Revenues]	Rs. 2,576 Cr EBITDA [24.1% of Revenues]

Rs. 1,268 Cr Profit before Tax [Up: 71% QoQ; 47% YoY]	Rs. 2,011 Cr Profit before Tax [Up: 15% YoY]

Rs. 992 Cr Profit after Tax [Up: 74% QoQ; 30% YoY]	Rs. 1,563 Cr Profit after Tax [Up: 16% YoY]

Commenting on the results, Co-Chairman & MD, G V Prasad said “I am pleased with the improvement in the financial performance across our businesses. While we continue to strengthen our core businesses of generics and APIs, we are also making investments in our long-term growth drivers and deeper innovation capabilities. Our focus remains on meeting unmet patient needs around the world in keeping with our purpose”.

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 74.16

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q2 FY22		Q2 FY21		YoY	Q1 FY22		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr%
Revenues	777	57,632	660	48,967	18	663	49,194	17
Cost of Revenues	362	26,846	304	22,558	19	317	23,495	14
Gross Profit	415	30,786	356	26,409	17	347	25,699	20
Operating Expenses
Selling, General & Administrative expenses	215	15,951	177	13,107	22	203	15,045	6
Research and Development expenses	60	4,463	59	4,359	2	61	4,534	(2)
Impairment of non-current assets	-	-	11	781	(100)	-	-	-
Other operating income	(24)	(1,743)	(2)	(149)	1070	(7)	(487)	258
Results from operating activities	163	12,115	112	8,311	46	89	6,607	83
Net finance income	(4)	(319)	(3)	(237)	35	(9)	(652)	(51)
Share of profit of equity accounted investees	(3)	(247)	(1)	(73)	238	(2)	(166)	49
Profit before income tax	171	12,681	116	8,621	47	100	7,425	71
Income tax expense	37	2,761	13	998	177	23	1,717	61
Profit for the period	134	9,920	103	7,623	30	77	5,708	74

Diluted Earnings Per Share (EPS)	0.80	59.65	0.62	45.83	30	0.46	34.34	74

As % to revenues	Q2 FY22	Q2 FY21	Q1 FY22
Gross Profit	53.4	53.9	52.2
SG&A	27.7	26.8	30.6
R&D	7.7	8.9	9.2
EBITDA	27.0	25.9	20.7
PBT	22.0	17.6	15.1
PAT	17.2	15.6	11.6

EBITDA Computation

	Q2 FY22		Q2 FY21		Q1 FY22
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	171	12,681	116	8,621	100	7,425
Interest income (net)*	(1)	(93)	(0)	(1)	(2)	(142)
Depreciation	28	2,075	30	2,188	27	1,973
Amortization	12	910	15	1,084	13	932
Impairment	-	-	11	781	-	-
EBITDA	210	15,572	171	12,673	137	10,188

*	Includes income from Investments

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 74.16

Key Balance Sheet Items

	As on 30th Sep 2021		As on 30th Jun 2021		As on 30th Sep 2020
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and other investments	380	28,188	463	34,356	352	26,074
Trade receivables	926	68,666	825	61,148	679	50,335
Inventories	670	49,700	685	50,771	555	41,134
Property, plant and equipment	812	60,229	791	58,636	742	55,026
Goodwill and Other Intangible assets	502	37,206	536	39,746	614	45,553
Loans and borrowings (current & non-current)	408	30,273	450	33,373	370	27,429
Trade payables	345	25,552	386	28,607	308	22,833
Equity	2,480	1,83,928	2,402	1,78,114	2,229	1,65,337

Revenue Mix by Segment

	Q2 FY22	Q2 FY21	YoY	Q1 FY22	QoQ
Segment	(Rs.)	(Rs.)	Growth %	(Rs.)	Growth %
Global Generics	47,431	39,841	19%	41,113	15%
North America	18,909	18,328	3%	17,390	9%
Europe	4,135	3,754	10%	3,994	4%
India	11,402	9,123	25%	10,600	8%
Emerging Markets	12,985	8,636	50%	9,129	42%
Pharmaceutical Services and Active Ingredients (PSAI)	8,372	8,505	-2%	7,540	11%
Proprietary Products & Others	1,829	621	195%	541	238%
Total	57,632	48,967	18%	49,194	17%

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COVID portfolio

We continue to play our role in the fight against Covid-19 by acting proactively to bring multiple preventive and curative treatment options, including a vaccine. Our major Covid-19 products launched till now include Sputnik V vaccine, Remdesivir, Avigan® (Favipiravir) and 2-deoxy-D-glucose (2-DG). We have commercialized all these products in India and some of these products in overseas markets. Currently, we are conducting clinical trials for Sputnik Light, Molnupiravir and are also developing several other covid drugs for treatment ranging from mild to severe conditions.

Revenue Analysis

Global Generics (GG)

Revenues from GG segment at Rs. 47.4 billion:

➢	Year-on-year growth of 19% and sequential quarter growth of 15% was driven by covid portfolio, new product launches and base business volume traction across key markets. However, this was offset partly by price erosion in some of our products.

North America

Revenues from North America at Rs. 18.9 billion:

➢	Year-on-year growth of 3% and sequential quarter growth of 9%, driven by launch and scale up of new products and increase in volumes of certain of our existing products, which was offset by price erosion in some molecules.

➢	During this quarter, we launched 4 new products. These were Chlordiazepoxide Hydrochloride + Clidinium Bromide Capsules in the US and Lenalidomide capsules, Ertapenem injection and Dasatinib tablets in Canada.

➢	We filed two new ANDAs during the quarter. As of 30th September 2021, cumulatively 93 generic filings are pending for approval with the USFDA (90 ANDAs and 3 NDAs under 505(b)(2) route). Out of these 93 pending filings, 46 are Para IVs and we believe 23 have ‘First to File’ status.

Europe

Revenues from Europe at Rs. 4.1 billion. Year-on-year growth of 10% and sequential quarter growth of 4% was primarily on account of volume traction in base business and new product launches across our markets, which was partially offset by price erosion.

India

Revenues from India at Rs. 11.4 billion:

➢	Year-on-year growth of 25% and sequential quarter growth of 8% was primarily driven by increase in sales volumes of our existing products, including from our Covid portfolio, contribution from new product launches and increase in sales price of our existing products.
➢	We launched two new products during the quarter. These were Melotryp and Baricax.

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Emerging Markets

Revenues from Emerging Markets at Rs. 13.0 billion. Year-on-year growth of 50% and sequential quarter growth of 42%:

➢	Revenues for Russia at Rs. 5.7 billion. Year-on-year growth of 44% and sequential quarter growth of 63% was on account of increase in volumes and sales prices in our existing products and new products launches. We have launched biosimilar bevacizumab in Russia during the quarter.
➢	Revenues from other CIS countries and Romania at Rs. 2.2 billion. Year-on-year growth of 9% and sequential quarter growth of 51% was driven by primarily by new product launches. While sequential quarter growth was supported by increase in sales volumes and prices of certain of our existing products, year-on-year growth was offset partly on account of reduction in volumes and price erosion in some of our existing products.
➢	Revenues from Rest of World (RoW) territories at Rs. 5.1 billion. Year-on-year growth of 90% and sequential growth of 22% was driven by covid portfolio, new products and volume traction in our base business, partially offset by a reduction in sales price of some of our products.

Pharmaceutical Services and Active Ingredients (PSAI)

Revenues from PSAI at Rs. 8.4 billion with a year-on-year decline of 2% and sequential quarter growth of 11%.

➢	While there has been growth from covid portfolio, there was a decline in some of our other products due to lower traction in the volumes and further there has been decrease in sales price for some of our products.
➢	During the quarter we filed two DMFs in the US.

Proprietary Products (PP) & Others

Revenues from PP & Others at Rs. 1.8 billion. Year-on-year growth of 195% and sequential quarter growth of 238% was primarily on account of recognition of a license fee associated with the sale of our U.S. and Canada territory rights for ELYXYB® (celecoxib oral solution) 25 mg/ml, to BioDelivery Sciences International, Inc.

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Income Statement Highlights:

➢	Gross profit margin for the quarter at 53.4%:

-	Decreased by ~50 bps over previous year majorly on account of price erosion and lower export benefits partially offset by leverage benefit on manufacturing overheads.
-	Increased by ~120 bps sequentially, driven majorly by leverage benefit on manufacturing overheads partially offset by price erosion.
-	Gross profit margin for GG and PSAI business segments are at 56.9% and 25.9% respectively.

➢	Selling, general & administrative (SG&A) expenses at Rs. 16.0 billion, increased by 22% on a year-on-year basis and by 6% sequentially. This increase was in line with the business growth and primarily attributable to royalty on sales, annual increments, investments in sales & marketing of our key brands and investments in digitalization.

➢	Research & development (R&D) expenses at Rs. 4.5 billion. As % to revenues – Q2 FY22: 7.7% | Q1 FY22: 9.2% | Q2 FY21: 8.9%. We continue our focus on investing in R&D to build a healthy pipeline of new products across our markets including development of products in our biosimilars and generics businesses.

➢	Other operating income at Rs. 1.7 billion compared to Rs. 149 million in Q2 FY21. The increase was on account of recognition of income towards sale of all of our rights relating to our anti-cancer agent E7777 (denileukin diftitox) to Citius Pharmaceuticals, Inc.

➢	Net Finance income at Rs. 319 million compared to Rs. 237 million in Q2 FY21.

➢	Profit before Tax at Rs. 12.7 billion, increased by 47% year-on-year and by 71% sequentially.

➢	Profit after Tax at Rs. 9.9 billion. The effective tax rate is 21.8% for the quarter.

➢	Diluted earnings per share is at Rs. 59.65.

Other Highlights:

➢	EBITDA is at Rs. 15.6 billion and the EBITDA margin is 27.0%.

➢	Capital expenditure is at Rs. 3.6 billion.

➢	Free cash flow is at Rs. 830 million.

➢	Net debt for the company is at Rs. 2.7 billion as on September 30, 2021. Consequently, net debt to equity ratio is 0.015.

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Earnings Call Details (05:30 pm IST, 08:00 am EDT, Oct 29, 2021)

The management of the Company will host an earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Conference Joining Information

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Transcript: Transcript of the Earnings call will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr Reddy’s operates in markets across the globe. Our Major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2021. The company assumes no obligation to update any information contained herein.”

The company assumes no obligation to update any information contained herein.

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